UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170104

DIVISION OF
CORPORATION FINANCE

January 6, 2017

Samuel K. Lee
NiSource Inc.
slee@nisource.com

Re: NiSource Inc.
Incoming letter dated December 21, 2016

Dear Mr. Lee:

This is in response to your letter dated December 21, 2016 concerning the shareholder proposal submitted to NiSource by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

January 6, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: NiSource Inc.
Incoming letter dated December 21, 2016

The proposal requests that the board take the steps necessary to adopt a bylaw that prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes.

There appears to be some basis for your view that NiSource may exclude the proposal under rule 14a-8(i)(7), as relating to NiSource's ordinary business operations. In this regard, we note that the proposal relates to the monitoring of preliminary voting results with respect to matters that may relate to NiSource's ordinary business. Accordingly, we will not recommend enforcement action to the Commission if NiSource omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which NiSource relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Samuel K. Lee
Vice President and
Corporate Secretary

NiSource
801 E. 86th Avenue
Merrillville, IN 46410
(219) 647.4176
Fax: (219) 647.6247
slee@nisource.com

December 21, 2016

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: NiSource Inc. – Shareholder Proposal Submitted by John R. Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), NiSource Inc. ("NiSource") respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur with NiSource's view that, for the reasons stated below, NiSource may omit from its proxy statement and form of proxy for the 2017 annual meeting of its shareholders (the "2017 Proxy Materials") the shareholder proposal and supporting statement attached hereto as **Exhibit A** (the "Shareholder Proposal"), which was submitted by John R. Chevedden (the "Proponent").

NiSource believes that the Shareholder Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to NiSource ordinary business operations and pursuant to Rule 14a-8(i)(3) because it is so vague as to be misleading within the meaning of Rule 14a-9. NiSource hereby requests that the Staff confirm that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on Rules 14a-8(i)(7) and/or 14a-8(i)(3), NiSource excludes the Shareholder Proposal from its 2017 Proxy Materials.

In accordance with Rule 14a-8(j), NiSource is

- submitting this letter not later than 80 days prior to the date on which NiSource intends to file definitive 2017 Proxy Materials; and
- simultaneously providing a copy of this letter and its exhibits to the Proponent, thereby notifying him of NiSource intention to exclude the Shareholder Proposal from the 2017 Proxy Materials.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, NiSource is taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Shareholder Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of NiSource pursuant to Rule 14a-8(k) and SLB 14D.

I. THE SHAREHOLDER PROPOSAL

The Shareholder Proposal states, in relevant part:

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This confidential voting requirement shall apply to:

- Management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for votes mandated under applicable stock exchange rules
- Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)
- Rule 14a-8 shareholder proposals included in the proxy

This confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.

A copy of the Shareholder Proposal and Supporting Statement, the Proponent's cover letter submitting the Shareholder Proposal, and all other correspondence relating to the Shareholder Proposal are attached hereto as **Exhibit A**.

II. GROUNDS FOR EXCLUSION OF THE PROPOSAL

A. NiSource may exclude the Shareholder Proposal from the 2017 Proxy Materials under Rule 14a-8(i)(7) because it relates to the ordinary business operations of NiSource.

Last year, the Staff granted no action relief to Verizon Communications, Inc. after it received a nearly identical shareholder proposal because the proposal related to the company's ordinary business operations:

> There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(7), as relating to Verizon's ordinary business operations. In this regard, we note that the proposal relates to the monitoring of preliminary voting results with respect to matters that may relate to Verizon's ordinary business. Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).
>
> Verizon Communications, Inc. (available January 22, 2015).

Just like the shareholder proposal submitted to Verizon, this Shareholder Proposal is also excludable because it relates to the ordinary business of the conduct of NiSource annual shareholder meetings and discourages ordinary business communications between NiSource and its shareholders.

Rule 14a-8(i)(7) allows a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." The Commission has outlined two central considerations when determining whether a proposal relates to ordinary business operations. The first consideration is that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. As discussed below, both considerations support the exclusion of the Shareholder Proposal under the ordinary business operations exception.

As noted above, the Staff recently allowed the exclusion under Rule 14a-8(i)(7) of a nearly identical proposal. See Verizon Communications, Inc. The Staff also allowed the exclusion under Rule 14a-8(i)(7) of other similar proposals to restrict management access to preliminary voting results unless the board were to determine there is a compelling reason to obtain them. See FedEx Corporation (available July 18, 2014) and NetApp, Inc. (available July 15, 2014). Like Verizon, the Shareholder Proposal here is even more restrictive on the ability of the NiSource Board and management to run NiSource day-to-day business than the proposals submitted to FedEx and NetApp since it does not allow the NiSource Board to obtain preliminary voting results even if the NiSource Board determines there is a compelling reason to do so.

Further, the Staff has consistently permitted the exclusion of shareholder proposals under Rule 14a-8(i)(7) when related to the conduct of annual shareholder meetings. In addition to the Verizon, Fed Ex and NetApp no-action letters referenced above, the Staff has also allowed the exclusion of shareholder proposals that sought greater shareholder access at annual meetings through the use of web casting and similar techniques; proposals seeking to address perceived inequities in how the location of annual meetings are selected; and shareholder proposals seeking to ensure that shareholders can hold boards accountable through the right to ask questions and present proposals at annual meetings of shareholders. See, e.g., Con-Way, Inc. (available January 22, 2009); Ford Motor Company (available January 2, 2008) and Bank of America (available February 16, 2006).

The Shareholder Proposal, like the proposals described above, would significantly impact the ability of NiSource to conduct its annual shareholder meetings since the Shareholder Proposal attempts to prevent access to preliminary voting information that NiSource management uses in preparation for, and in the conduct of, its annual shareholder meetings. Management uses preliminary voting results to measure shareholder sentiment regarding the matters that are being voted on at a meeting, giving management the opportunity to communicate with shareholders prior to the meeting, and prepare for questions that may be raised at the meeting, as well as to prepare for any shareholder dissent that might arise. This information assists management in conducting an informed and productive meeting. Preventing access to this information would significantly affect management's ability to prepare for and conduct such a meeting.

Additionally, preventing access to preliminary voting results hinders communications between management and shareholders during the proxy solicitation process because it limits management's awareness of shareholder opinion that could give rise to important communications. The Shareholder Proposal would restrict some of the most basic and neutral forms of communications between NiSource and its shareholders prior to an annual shareholder meeting. The Shareholder Proposal indicates that NiSource could monitor quorum, but otherwise restricts NiSource from using preliminary voting results in connection with solicitation efforts. Monitoring voting returns to determine whether a quorum will be achieved is one of the most basic and common company tasks with respect to an annual shareholder meeting. Likewise, Rule 402.04 of the NYSE Listed Company Manual specifically requires listed companies to solicit proxies for all meetings of shareholders to provide a convenient method of voting, which suggests that companies should continue to not only monitor the vote, but solicit votes even after quorum has been achieved. See NYSE Listed Company Manual, Section 402.04. In addition, Rule 14a-6(f) under the Exchange Act recognizes that communications which do no more than request that forms of proxy previously solicited be signed and returned are so basic that they need not be filed with the Commission. Nevertheless, because any such communications would constitute a "solicitation" under Rule 14a-1(l), they would be prohibited under the Shareholder Proposal. This kind of micromanagement of NiSource communications, particularly with respect to routine proxy solicitations that are required of management to afford shareholders a convenient method of voting, is exactly what Rule 14a-8(i)(7) precludes. See generally General Motors Corporation (available March 15, 2004) (granting no-action relief under Rule 14a-8(i)(7) on the basis that a proposal requesting General Motors to disclose certain information regarding its solicitation of shareholder votes related to ordinary business operations (i.e., provision of additional proxy solicitation information)); The Boeing Company (available February 20, 2001) (granting no-action relief under Rule 14a-8(i)(7) on the basis that a proposal recommending that Boeing include the complete text of shareholder resolutions in "any additional request[s] for shareholder votes," and that Boeing disclose the costs of these requests in its "quarterly and annual report to shareholders" related to ordinary business (i.e., the presentation of additional proxy solicitation expenses in reports to shareholders)); FirstEnergy Corporation (available February 26, 2001) (granting that "[t]here appears to be some basis for [the] view that FirstEnergy may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., the presentation of additional proxy solicitation expenses in reports to shareholders)"); Pacific Telesis Group (available January 30, 1992) (noting that "those decisions by management concerning the presentation of disclosure in a registrant's reports to shareholders as well as the form and content of those presentations are ordinary business matters").

Finally, for the reasons set forth above, NiSource also believes that the Shareholder Proposal does not raise a significant policy issue. Indeed, the Staff has recently issued no-action letters under Rule 14a-8(i)(7) concurring with several companies' arguments that proposed confidential voting on uncontested proxy matters is not a significant policy issue. See, e.g., Verizon Communications, Inc., FedEx Corporation and NetApp Inc.

Based on the foregoing reasons, NiSource believes that the Shareholder Proposal deals with ordinary business matters and therefore may be excluded under Rule 14a-8(i)(7).

B. NiSource may exclude the Shareholder Proposal from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(3) because it is vague as to be misleading.

The Shareholder Proposal is also excludable as vague and misleading because NiSource would be uncertain as to what actions or measures the Shareholder Proposal requires if approved and because the shareholders would not know with any certainty what they were voting for or against. Specifically, the Proposal is vague and misleading because (1) the Shareholder Proposal is internally inconsistent; (2) the Shareholder Proposal fails to address certain fundamental aspects of NiSource proxy voting process; and (3) the Shareholder Proposal's use of the term "uncontested matters" is vague and indefinite.

1. The Shareholder Proposal is internally inconsistent.

The Shareholder Proposal is internally inconsistent. It states that "this confidential voting requirement should apply to proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote." It also states that the "confidential voting requirement shall not apply to elections of directors." This second statement is not phrased as an exception to the first statement. However, annual elections of director are "required by law." Section 211 of the Delaware General Corporation Law ("DGCL") requires shareholders to elect directors at each annual meeting. See DGCL

§211(b). The DGCL and NiSource's bylaws require the election of directors to be submitted to shareholders; therefore, because the Shareholder Proposal provides initially that the requested restrictions apply to "proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote" but then provides that the requested restrictions "shall not apply to the election of directors," the Shareholder Proposal is contradictory on its face. The Proponent attempts to address this issue by providing that the confidential voting requirement "shall not apply to the election of directors…except at the Board's discretion." However, this language does not resolve the internal inconsistency within the Shareholder Proposal. Specifically, the Shareholder Proposal first provides that the confidential voting requirement is mandatory for the election of directors, then later provides that it is optional as it is subject to the Board's discretion. These two standards are clearly in conflict, and the Shareholder Proposal provides no guidance that would inform shareholders or NiSource as to whether the confidential voting requirement is required for the election of directors or whether the Board has discretion as to whether it applies.

The Shareholder Proposal is also inconsistent where it states "[n]or shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum." This carve out appears to be an exception to the rule set forth in the Shareholder Proposal, however, no guidance is provided to determine how and when the exception will apply. For example, the Shareholder Proposal also states that voting information "shall not be used to solicit votes." If NiSource identifies a possible quorum issue, the only way for NiSource to ensure that it achieves quorum is by soliciting votes. Together, these clauses are internally inconsistent and suggest that quorum may be monitored by NiSource, but that NiSource may not solicit votes in order to achieve quorum. Accordingly, neither NiSource nor the shareholders can reasonably be expected to understand how the quorum exception should be implemented.

2. The Shareholder Proposal fails to address certain fundamental aspects of NiSource's proxy voting process.

The Shareholder Proposal's requirement that specified information "shall not be available to management or the Board," fails to address certain fundamental aspects of NiSource's proxy voting process. In uncontested proxy solicitations, a company is provided an omnibus proxy by Broadridge Financial Solutions, Inc., as agent for its bank and broker-dealer clients, which reflects the aggregated voting instructions that it has solicited from a company's beneficial owners. This information does not identify a particular beneficial owner by name or by any other identifiers, such as account number or address. These proxy votes are provided by banks and brokerage firms as part of a complex system of Commission and stock exchange rules that require banks and brokerage firms to distribute proxy materials to their customers, collect voting instructions and forward the votes to companies. Similarly, shareholders of record, who directly own a company's shares in their own name, return their proxies by mail or other means throughout the period from the date the proxy is mailed until the date of the annual meeting. The Shareholder Proposal suggests that there is some process that can be effected through a bylaw that would control when third parties make their proxy votes available to NiSource and even suggests that, in the context of a single annual meeting, votes on certain proposals must not be available to management and the Board while those on other proposals would be available. However, because the Shareholder Proposal does not recognize or address the complex voting process that is involved in NiSource's solicitation of proxies, shareholders and NiSource are unable to determine with any reasonable certainty what the Shareholder Proposal requires and likely would have widely differing views on what it would mean to implement the Shareholder Proposal. The failure to address such fundamental aspects of NiSource's proxy voting process renders the Shareholder Proposal impermissibly vague and indefinite so as to be inherently misleading.

3. The term "uncontested matters" is vague and indefinite."

The Shareholder Proposal requests that NiSource adopt a bylaw that "votes cast by proxy on uncontested matters…shall not be available to management or the Board." The Shareholder Proposal, however, does not define "uncontested matters." However, the Shareholder Proposal provides absolutely no basis for determining whether a matter is "contested," for example, where it is the subject of a "vote no" campaign in the absence of a counter-solicitation; where it is opposed by a proxy advisory firm such as ISS or Glass Lewis; where it is opposed in one or more voting announcements by large shareholders under Rule 14a-1(1)(2)(iv); and/or where it is the subject of a lawsuit challenging the proposal. Instead, the Shareholder Proposal provides examples of circumstances in which the bylaw "should apply." However, as discussed above, these circumstances are equally ambiguous and fail to provide any clarity on the intended scope of the proposed bylaw.

For all the reasons described above, NiSource believes that the Shareholder Proposal is so vague as to be misleading, and the Shareholder Proposal is therefore excludable under Rule 14a-8(i)(3).

Based upon the foregoing analysis, NiSource respectfully requests that the Staff agree that NiSource may omit the Shareholder Proposal from the 2017 Proxy Materials.

If you have any questions or would like any additional information, please feel free to call me.

Thank you for your prompt attention to this request.

Sincerely,

Name: Samuel K. Lee
Title: Vice President and Corporate Secretary

cc: (via e-mail and mail):
John Chevedden

EXHIBIT A

SHAREHOLDER PROPOSAL

JOHN CHEVEDDEN

FISMA & OMB MEMORANDM M-07-16 ***FISMA & OMB MEMORANDM M-07-16***

Mr. Samuel K. Lee
Corporate Secretary
NiSource Inc. (NI)
801 E 86th Ave
Merrillville, IN 46410
PH: 219 647-5990
PH: 219 647-4222
FX: 219 647-6247
FX: 219 647-6180
FX: 219 647-5589

Dear Mr. Lee,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB MEMORANDM M-07-16***

Sincerely,

John Chevedden

November 29, 2016
Date

cc: Robert E. Smith <robertsmith@nisource.com>
Assistant Secretary

[NI: Rule 14a-8 Proposal, November 29, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This confidential voting requirement shall apply to:

• Management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for votes mandated under applicable stock exchange rules

• Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)

• Rule 14a-8 shareholder proposals included in the proxy

This confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.

Our management is often able to monitor voting results and then decide to spend shareholder money to influence the outcome on matters where they have a direct self-interest such as such as the ratification of lucrative stock options and to obtain more votes for their high executive pay.

Please vote again to enhance shareholder value:

Confidential Voting – Proposal [4]

[The line above is for publication.]

John Chevedden, ***FISMA & OMB MEMORANDM M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB MEMORANDM M-07-16***